SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)*

Under the Securities Exchange Act of 1934

SOUTHERN COPPER CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

843611104

(CUSIP Number)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
-and-

Daniel Muñiz Quintanilla
Vice-President and Chief Financial Officer
Americas Mining Corporation
11811 North Tatum Blvd, Suite 2500
Phoenix, Arizona 85028
(602) 494-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A.B. de C.V. 13-1808503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization México
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,794,884
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,794,884
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,794,884
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 79.76%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation 86-1010884
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,794,884
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,794,884
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,794,884
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 79.76%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 14 ("Amendment No. 14") is being filed by and on behalf of Grupo México, S.A.B. de C.V. ("Grupo México") and Americas Mining Corporation ("AMC", and together with, Grupo México, the "Reporting Persons"), with respect to the common stock, par value $0.01, of Southern Copper Corporation, a Delaware corporation (the "Issuer" ), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 13, 2001, on February 11, 2003, on April 2, 2003, on February 4, 2004, on October 25, 2004, on November 1, 2004, on December 23, 2004, on April 5, 2005, on May 23, 2005 and on December 5, 2008 (collectively with this Amendment No. 14, the "Schedule 13D"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 1.     Security and Issuer

The Schedule 13D relates to the Common Stock of the Issuer, $0.01 par value per share (the "Common Stock").  Amendment No. 13 to the Schedule 13D, the previous amendment to the Schedule 13D, disclosed purchases by the Reporting Persons of Common Stock up to and including December 3, 2008.

Item 3.       Source and Amount of Funds or Other Considerations

The source for the $62,220,842.40 (including commissions of $154,271.17) in funds of the Reporting Persons used for the acquisition of the 4,674,884 shares of Common Stock purchased by the Reporting Persons since and including December 4, 2008 was working capital of Grupo México.

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by adding the following:

(a, b)  Since and including December 4, 2008, the Reporting Persons have acquired 4,674,884 shares of Common Stock, as described in Item 5(c) below, for an aggregate amount of $62,220,842.40 (including commissions of $154,271.17).

As of the date hereof, Grupo México and AMC may each be deemed to beneficially own 678,794,884 shares of Common Stock constituting 79.76% of the total outstanding shares of Common Stock based on a total of 851,000,000 shares of Common Stock outstanding as of March 2, 2009, which the Reporting Persons understand was outstanding as of such date.  Grupo México and AMC do not have the sole power to vote or direct the vote of any shares of Common Stock; have the shared power to vote or direct the vote of 678,794,884 shares of Common Stock; do not have the sole power to dispose or direct the disposition of any shares of Common Stock; and have the shared power to dispose or direct the disposition of 678,794,884 shares of Common Stock.

(c) The following table disclose the transactions in shares of Common Stock since and including December 4, 2008 by the Reporting Persons:

Date	Type of Transaction	Number of Shares	Price Per Share
12/04/08	Open Market Purchase	600,000	$12.29
12/05/08	Open Market Purchase	288,000	$11.44

12/22/08	Open Market Purchase	92,000	$14.03
1/12/09	Open Market Purchase	100,000	$15.75
1/13/09	Open Market Purchase	50,000	$15.00
1/14/09	Open Market Purchase	150,000	$14.59
1/15/09	Open Market Purchase	100,000	$14.36
1/16/09	Open Market Purchase	100,000	$15.42
1/20/09	Open Market Purchase	100,000	$15.18
1/21/09	Open Market Purchase	100,000	$15.14
2/17/09	Open Market Purchase	200,000	$14.13
2/18/09	Open Market Purchase	139,534	$14.14
2/20/09	Open Market Purchase	400,000	$13.46
2/23/09	Open Market Purchase	750,000	$13.08
2/24/09	Open Market Purchase	200,000	$13.02
2/25/09	Open Market Purchase	350,000	$13.42
3/2/09	Open Market Purchase	955,350	$12.86

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: March 4, 2009

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
Name:	Daniel Muñiz Quintanilla
Title:	Chief Financial Officer

AMERICAS MINING CORPORATION

By:	/s/ Daniel Muñiz Quintanilla
Name:	Daniel Muñiz Quintanilla
Title:	Vice-President and Chief Financial Officer